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                                                          SEC FILE NUMBER
                                                              1-15259
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                                                            CUSIP NUMBER
                                                                N/A
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR

         For Period Ended: June 30, 2001
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

PXRE GROUP LTD.
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Full Name of Registrant

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Former Name if Applicable

12 Church Street, Suite 231
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Address of Principal Executive Office (Street and Number)

Hamilton HM 11, Bermuda
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
   [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                        Potential persons who are to respond to
                                        the collection of information contained
(Attach Extra Sheets if Needed)         in this form are not required to respond
                                        unless the form displays a currently
                                        valid OMB control number.

SEC 1344 (2-99)






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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PXRE Group Ltd. (the "Company") is reviewing the accounting for contracts, particularly certain finite contracts entered into during 2001, which generated approximately US$3.0 million of income before income taxes in the first quarter. Upon completion of this review, the Company expects to restate results for the first quarter to recognize income related to these contracts over their settlement period. In addition, the Company intends to recognize in the restated first quarter results a charge, including the accumulative effect of the accounting change, of approximately US$200,000 on an after-tax basis related to Statement of Financial Accounting Standards No. 133 pertaining to the accounting for derivatives.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    James F. Dore                                 (441)            296-5858
    ----------------------------------------   -----------    ------------------
                         (Name)                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section
    13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months or for such shorter period that
    the registrant was required to file such report(s) been
    filed? If answer is no, identify report(s).                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last
    fiscal year will be reflected by the earnings statements
    to be included in the subject report or portion thereof?     |_| Yes |X| No

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    If so, attach an explanation of the anticipated change,
    both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 PXRE GROUP LTD.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 2001        By      \s\ James F. Dore
---------------------                ----------------------------------
                             Name:   James F. Dore
                             Title:  Executive Vice President and Chief
                                     Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                          Violations (See U.S.C. 1001)
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